SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04

NOTICE TO THE MARKET

National Steel Company—CSN (BOVESPA: CSNA3; NYSE: SID) (the “Company”) informs that it has not been able to publish its audited financial statements as of and for the year ended December 31, 2016 and has not filed its annual report on Form 20-F for 2016 yet. As a result, the Company is not currently in compliance with its reporting obligations under U.S. Securities and Exchange (SEC) and New York Stock Exchange (NYSE) regulations.

The Company is working with its external auditors on certain accounting and disclosure matters related to the business combination that occurred on November 30, 2015, by which the Company’s subsidiary, CSN Mineração S.A. (formerly Congonhas Minérios S.A.), acquired control of Nacional Minerios S.A. (Namisa).  In addition, the Company’s audit committee is in final stages of an internal investigation of an allegation published in the press in April 2017 concerning an alleged illicit payment of R$16.5 million during the construction of its long-steel plant in Volta Redonda. The company’s audit committee has mandated well-known external counsel and advisor to conduct the investigation and no indication of any misconduct has been identified to date.

The company currently does not have an estimated filing date, but is using its best efforts to finalize its financial statements and file its Form 20-F as soon as possible.

São Paulo, May 24, 2017.

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 24, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.